UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

3Q25 — P-78 Arrival at the Búzios Field in September 2025 Production and Sales Report 3Q25 I 2 Table of contents Highlights 3Q25 4 Our Operating Results 7 Exploration and Production 7 Refining, Transportation & Marketing 9 Gas and Low Carbon Energies 12 Atmospheric Emissions 14 Exhibits 16 EXHIBIT I - CONSOLIDATED SALES VOLUME 16 EXHIBIT II - NET IMPORTS AND EXPORTS 16 EXHIBIT III - OIL EXPORTS (*) 17 EXHIBIT IV - OIL PRODUCTS EXPORTS (*) 17 Glossary 18 Production and Sales Report 3Q25 I 3 Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 4Q25 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor. Production and Sales Report 3Q25 I 4 HIGHLIGHTS 3Q25 Highlights 3Q25 In 3Q25, average production of oil, NGL, and natural gas reached 3.14 MMboed, 7.6% above 2Q25, and 16.4% above 3Q24, mainly due to the achievement of peak production (design capacity) of FPSO Almirante Tamandaré, in Búzios field, and the increased production capacity of FPSO Marechal Duque de Caxias, in Mero field. Additionally, there was the ramp-up of FPSOs Maria Quitéria in Jubarte field, Anita Garibaldi and Anna Nery in Marlim and Voador fields, and Alexandre de Gusmão in Mero field. The increase in production was also supported by lower losses due to shutdowns and maintenance, as well as higher operational efficiency in the Campos and Santos Basins. The efficiency in 9M25 was approximately 3% higher than 2024, including increases in fields with significant production, such as Tupi and Búzios. During this quarter, we had 11 new production wells starting up, 7 in Campos Basin and 4 in Santos Basin. On September 25th, FPSO Marechal Duque de Caxias reached 200 Mbpd, 20 Mbpd above its nominal design capacity, as authorized by the competent authorities. FPSO Almirante Tamandaré (pictured), which started up in February this year in Búzios, reached its planned peak production of 225 Mbpd on August 14th, with only 5 production wells and three months ahead of the initial schedule. On October 9th, the unit reached 250 Mbpd, above its nominal design capacity, as authorized by the competent authorities, becoming the largest oil-producing platform in both Petrobras and Brazil. P-78 unit arrived with crew onboard on September 30th at the Búzios field, where mooring activities have already begun. The platform is the seventh unit to be installed in the Búzios field, following P-74, P-75, P-76, P-77, and FPSOs Almirante Barroso and Almirante Tamandaré. Its production capacity is 180 Mbpd, in addition to a gas compressing capacity of 7.2 MMm³/day. First oil is scheduled for 4Q25. 2,129 2,334 2,520 525 559 594 35 31 31 3Q24 2Q25 3Q25 Total Own ProductionMboed Oil Gas Oil and Gas - abroad 2,689 2,953 3,144 Production and Sales Report 3Q25 I 5 HIGHLIGHTS 3Q25 In this quarter, we achieved several production records, among which we highlight: • Total operated production in 3Q25: 4.54 million boed (previous record of 4.20 million boed in 2Q25). • Total own production in 3Q25: 3.14 million boed (previous record of 3.02 million boed in 4Q19). • Total operated production in the pre-salt in 3Q25: 3.88 million boed (previous record of 3.62 million boed in 2Q25). • Total own production in the pre-salt in 3Q25: 2.56 million boed (previous record of 2.41 million boed in 2Q25). • The platforms in the Búzios field surpassed the milestone of 900 Mbpd of operated oil production on October 7th. In 3Q25, we delivered a solid performance on oil product sales, reaching total domestic sales of 1,804 Mbpd. Notably, diesel sales grew by 12.2%, with S10 diesel accounting for 67.8% of the quarter’s total sales volume and reaching 68.4% in September, setting quarterly and monthly records, respectively. The quarter was also marked by a record in oil exports, which reached 814 Mbpd, following the increase in oil production. In 3Q25, the refining system reaffirmed its operational efficiency and once again maintained strong oil products output. The total utilization factor reached 94%, above the 91% recorded in the previous quarter, reflecting high utilization of installed capacity. Oil products’ output reached 1,790 Mbpd, representing a 3.5% growth compared to 2Q25. Production of higher value-added oil products (diesel, jet fuel, and gasoline) accounted for 69% of total volume in the quarter (68% in 2Q25), reinforcing the maximization of the system's profitability. Regarding the crude slate, the share of pre-salt crude in the refinery throughput remained high in the quarter, reaching 69%. This result is in line with our strategy to optimize the use of higher value-added streams with lower carbon intensity. On October 3rd, we signed five service contracts for the construction of the units of the Boaventura Refining Project, a milestone in the modernization of our refining system. The project will enable integration between REDUC and the Boaventura Energy Complex, increasing S10 diesel production by 76 Mbpd and jet fuel by 20 Mbpd. Additionally, Boaventura will enable production of 12 Mbpd of Group II base oils, adding value and competitiveness to the portfolio. Production and Sales Report 3Q25 I 6 HIGHLIGHTS 3Q25 “Signing the contracts for the Boaventura Refining Project (pictured) represents an important step in executing a major investment that will expand production of higher value-added, low-sulfur products, demonstrating our determination to lead the energy transition with responsibility and excellence.” William França, Chief Industrial Processes and Products Officer We consolidated significant progress in our decarbonization and innovation journey in 3Q25, and the highlight was the sustainable aviation fuels (SAF) segment. We conducted a production test at REVAP and obtained ISCC international certification for SAF production at REDUC, which already has ANP authorization to incorporate up to 1.2% renewable feedstock in production. REDUC is expected to start SAF production in 2025, aiming to market up to 10 Mbpd of sustainable fuel. These initiatives expand the low-carbon product portfolio and reinforce Petrobras’ alignment with commitments made by airlines under CORSIA1 starting in 2027, as well as with the requirements of the Fuel of the Future Law. “SAF produced via co-processing is a competitive product that strengthens a just energy transition in the aviation sector and places Brazil at the forefront of the Fuel of the Future requirements. By meeting rigorous international standards, it already demonstrates in practice how the national industry can anticipate global demands and pave the way for more sustainable aviation.” Claudio Schlosser, Chief Logistics, Commercialization and Markets Officer In 3Q25, we made progress in the free natural gas market, reaching 6.5 MMm³/d of contracted volumesy, a 14% increase compared to 2Q25. These results reaffirm the competitiveness of our portfolio and highlight our commitment to efficient allocation of natural gas. Furthermore, in August, the Ibirité and TermoRio thermal power plants began early delivery of contracted capacity in the 2021 Capacity Reserve Auction, which was originally scheduled for July 2026. This made 1.12 GW of capacity available to the national system operator, ensuring system reliability and flexibility amid the expansion of renewable energy. 1 CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) is a global aviation program aimed at offsetting and reducing CO₂ emissions from international flights, promoting carbon-neutral growth in the airline sector. Production and Sales Report 3Q25 I 7 OPERATING RESULTS Our Operating Results Exploration and Production Variation (%) 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Crude oil, NGL and natural gas production - Brazil (Mboed) 3,114 2,892 2,654 2,919 2,687 7.7 17.3 8.6 Crude oil and NGLs (Mbpd)(1) 2,520 2,334 2,129 2,359 2,173 8.0 18.4 8.6 Onshore and Shallow water 36 35 32 36 34 2.9 12.5 5.9 Post-salt - deep and ultra deep 366 312 275 335 308 17.3 33.1 8.8 Pre-salt 2,117 1,986 1,822 1,988 1,831 6.6 16.2 8.6 Natural gas (Mboed) 594 559 525 560 513 6.3 13.1 9.2 Crude oil, NGL and natural gas production - Abroad (Mboed) 31 31 35 31 34 − (11.4) (8.8) Total production (Mboed) 3,144 2,923 2,689 2,950 2,721 7.6 16.9 8.4 Total commercial production (Mboed) 2,768 2,560 2,337 2,585 2,374 8.1 18.4 8.9 Total operated production (Mboed) 4,540 4,203 3,869 4,245 3,821 8.0 17.3 11.1 (1) There were adjustments in the LPG production volumes from January to July 2025, due to the reprocessing of LPG data from the Boaventura Energy Complex. In 3Q25, pre-salt oil production was 2,117 Mbpd, 6.6% higher than the previous quarter, mainly due to FPSO Almirante Tamandaré reaching its design capacity, the maintenance of the production plateau (project nominal capacity) followed by the increase in production capacity of FPSO Duque de Caxias, as well as the ramp-up of FPSOs Maria Quitéria and Alexandre de Gusmão. Additionally, the strong operational performance of the pre-salt fields, through efficient management of existing assets, also contributed to this production increase. Furthermore, we had the start-up of 6 new wells, 4 in Santos Basin and 2 in Campos Basin. Oil production in the post-salt for the quarter was 366 Mbpd, 17.3% higher than in 2Q25, mainly due to the lower volume of losses caused by maintenance shutdowns, the ramp-up of FPSOs Anna Nery and Anita Garibaldi with the start-up of 3 new wells, besides 2 new wells from complementary projects in Campos Basin, partially offset by the natural decline of the fields. Onshore and shallow water production in 3Q25 was 36 Mbpd, and overseas production was 31 Mboed, both in line with the previous quarter. We expect average oil and gas production in 2025 to reach the upper range of the established target. Production and Sales Report 3Q25 I 8 OPERATING RESULTS "The FPSO Almirante Tamandaré is Petrobras' first high-capacity platform and reached peak production of 225,000 bpd in just six months, reaffirming our technical excellence and the power of the Búzios field. The extraordinary performance of the Búzios 7 Project was recognized with the OTC Brazil 2025 Award, which highlights it as a new benchmark for the offshore industry. This milestone represents the future of energy that aligns high productivity with decarbonization technologies, bringing us closer to increasingly sustainable and efficient production." Renata Baruzzi, Chief of Engineering, Technology and Innovation Officer Production and Sales Report 3Q25 I 9 OPERATION RESULTS Refining, Transportation & Marketing Variation (%) 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Total sales volume in the domestic market (Mbpd) 1,804 1,714 1,771 1,738 1,707 5.3 1.9 1.8 Diesel 809 721 760 755 723 12.2 6.4 4.4 Gasoline 402 404 396 402 391 (0.5) 1.5 2.8 Jet Fuel 118 112 110 115 108 5.4 7.3 6.5 Naphtha 75 71 70 69 68 5.6 7.1 1.5 Fuel Oil 18 18 24 19 29 − (25.0) (34.5) Liquefied Petroleum Gas (LPG) 228 225 226 219 215 1.3 0.9 1.9 Others 154 163 185 159 173 (5.5) (16.8) (8.1) Total production volume (Mbpd) 1,790 1,730 1,818 1,743 1,772 3.5 (1.5) (1.6) Diesel 721 680 723 689 708 6.0 (0.3) (2.7) Gasoline 420 404 438 415 415 4.0 (4.1) − Jet Fuel 89 87 83 89 86 2.3 7.2 3.5 Naphtha 73 77 77 71 74 (5.2) (5.2) (4.1) Fuel Oil 203 198 185 198 190 2.5 9.7 4.2 Liquefied Petroleum Gas (LPG) 118 111 124 115 121 6.3 (4.8) (5.0) Others 166 173 188 166 178 (4.0) (11.7) (6.7) Other operating information Variation (%) Mbpd 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Reference feedstock 1,813 1,813 1,813 1,813 1,813 − − − Total distillation feedstock 1,708 1,651 1,727 1,666 1,680 3.5 (1.1) (0.8) Total refining plants utilization factor (*) 94% 91% 95% 92% 93% 3.0 (1.0) (1.0) Fresh processed feedstock 1,679 1,616 1,706 1,638 1,650 3.9 (1.6) (0.7) NGL processed feedstock 42 48 46 44 47 (12.5) (8.7) (6.4) Domestic crude oil as % of total processed feedstock (*) 92% 92% 92% 92% 91% − − 1.0 Pre-salt crude oil as % of total processed feedstock (*) 69% 71% 73% 71% 70% (2.0) (4.0) 1.0 (*) Variations in percentage points. Production and Sales Report 3Q25 I 10 OPERATION RESULTS Sales In 3Q25, oil products sales in the domestic market were 5.3% higher than the previous quarter, reflecting demand seasonality. Diesel sales in 3Q25 grew by 12.2% compared to 2Q25, driven by higher demand, especially due to the planting of the summer grain crop and stronger industrial activity. These effects offset the impact of the increase in biodiesel content in diesel from 14% to 15%, effective as of August 1st, 2025. Seasonality was also the predominant factor for the increase in jet fuel sales in 3Q25. The 5.4% growth reflects the impact of July school holidays, which stimulate travel. Another factor was increased economic activity. The 1.3% increase in LPG sales volume in 3Q25 compared to 2Q25 was mainly due to consumption driven by lower average temperatures in the country's main consumer hubs and higher activity in the manufacturing sector. Naphtha sales in the quarter were 5.6% higher than 2Q25, due to higher product availability resulting from inventory build-up in the previous quarter. On the other hand, gasoline sales in 3Q25 were 0.5% lower than 2Q25, due to the increase in the anhydrous ethanol content in gasoline from 27% to 30%, effective since August 1st, 2025. Production In 3Q25, oil products production reached 1,790 Mbpd, 3.5% above 2Q25, with a total utilization factor of 94%, despite scheduled shutdowns at the RPBC and REVAP refineries, the latter starting in September 2025. Diesel production increased by 6.0% compared to 2Q25, in line with higher demand during the period. It is worth highlighting the quarterly production record of S-10 diesel at REFAP, which reached 49 Mbpd, and the monthly production record of this oil product in September at RPBC (71 Mbpd). Jet fuel production was also 2.3% higher than previous quarter, reflecting higher demand in the aviation sector during the quarter and the additional hydrotreating capacity of middle distillates following the start-up of the new HDT unit at REPLAN. This performance contributed to a 5.6% increase in total middle distillates (diesel and jet fuel) compared to 2Q25. Gasoline production was 4.0% higher than in 2Q25, while naphtha production decreased by 5.2% in 3Q25, reflecting the higher utilization factor of the fluid catalytic cracking (FCC) units, since in the previous quarter there were scheduled maintenance shutdowns of these units at REPLAN and REFAP. We highlight the quarterly gasoline production record achieved by REPAR, reaching 68 Mbpd. LPG production increased by 6.3% compared to 2Q25 due to operational improvements at the Boaventura Energy Complex. Fuel oil production grew by 2.5% compared to the previous quarter, due to higher utilization of the refining system. We also highlight the quarterly bunker production record at REPLAN, reaching 40 Mbpd. Production and Sales Report 3Q25 I 11 OPERATION RESULTS Highlights RTC LPG Production at the Natural Gas Processing Unit of the Boaventura Energy Complex: LPG production reached 132 thousand m³ in August and September 2025, driven by the continuous increase in gas processing from Rota 3 following the start-up of the second module in May 2025, enhancing reliability in meeting market demand. Launch of CAP PRO R: Aligned with the strategy of diversification and sustainability, Petrobras has started producing asphalt with renewable content. The new CAP Pro R, developed at Cenpes and produced at REVAP, incorporates vegetable oils in its composition and, after tests, demonstrated performance equivalent to conventional asphalts, ensuring quality and efficiency in paving. This launch marks the expansion of the CAP Pro asphalt line, with the products CAP Pro W and CAP Pro AP, already produced at REVAP, now incorporating the "R" for renewable in their names. Production of Bio jet fuel and Renewable Diesel: Another highlight of the quarter was the launch of the bidding process for the construction of the first plant dedicated to producing Bio jet fuel and renewable diesel, located at RPBC in Cubatão (SP). The project is designed to process 6 Mbpd of each product, using raw materials of renewable origin. This new unit represents a strategic step towards diversifying the fuel matrix and accelerating the energy transition, expanding the range of products with lower carbon footprint. Decarbonization Partnership: We have established a strategic alliance with Amazon Brazil to decarbonize the company's logistics operations in the country. We will evaluate opportunities for developing low-carbon emission fuels using residual raw materials, implementing pilot programs in Amazon's transportation network, and introducing market-based mechanisms to make low-emission fuels more accessible and economically viable for small and medium-sized companies in the logistics sector. This initiative strengthens Petrobras' position in the energy transition and contributes to the development of the Brazilian bioeconomy, converting agricultural waste into energy and creating employment opportunities in the biofuel sector. Production and Sales Report 3Q25 I 12 OPERATION RESULTS Gas and Low Carbon Energies Variation (%) 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Natural Gas (MM m³/day) Sales volume of natural gas 46 43 50 43 47 7.0 (8.0) (8.5) Natural Gas Supply National gas delivery 38 34 31 34 30 11.8 22.6 13.3 Regasification of liquefied natural gas − − 6 1 4 − (93.3) (87.5) Import of natural gas from Bolivia 8 9 13 9 14 (11.1) (38.5) (35.7) Power (average MW) (1) Capacity obligation awarded in the capacity reserve auction (MW) (2) 743 − − 250 − − − − Sale of thermal availability at auction 712 714 1,135 713 1,169 (0.3) (37.3) (39.0) Sale of electricity 903 772 1,077 761 648 17.0 (16.2) 17.4 (1) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Electric (2) Effective as of Aug/25, according to the 1st Capacity Reserve Auction held in 2021. In 3Q25, natural gas sales increased by approximately 3 MM m³/day compared to 2Q25. This growth was driven by higher demand from both the thermoelectric and non-thermoelectric sectors, the latter mainly due to new contracts signed in the free natural gas market. On the supply side, domestic gas deliveries to the market increased by approximately 4 MM m³/day due to higher gas processing at the Itaboraí treatment unit in the Boaventura Energy Complex, while gas imports from Bolivia had a slight decrease. The Ibirité (198 MW) and TermoRio (922 MW) thermoelectric plants started providing power capacity in August 2025, ahead of schedule, to meet the requirements of the Capacity Reserve Auction contract held in 2021. In 3Q25, electricity sales grew by 17% compared to 2Q25, reflecting a less favorable hydrological scenario that led to increased dispatch of natural gas-fired thermal power plants in order to safeguard hydropower reservoir levels. Production and Sales Report 3Q25 I 13 OPERATION RESULTS The processing assets1 included in the G&LCE results reached a record of 44 MMm³/d of specification-grade natural gas for sale in August 2025 "With the expansion of our processing capacity, resulting from the start-up of the Natural Gas Processing Unit (UPGN) at the Boaventura Energy Complex in Itaboraí (RJ), Petrobras reduced its dependence on imports, whether by pipelines or LNG, and promoted the development of a more competitive domestic gas supply." Angélica Laureano, Chief Energy Transition and Sustainability Officer 1 The Cabiúnas, Caraguatatuba, Itaboraí, and Cacimbas processing plants contribute to the results of the G&LCE segment. Production and Sales Report 3Q25 I 14 OPERATION RESULTS Atmospheric Emissions The monitoring of greenhouse gas (GHG) emission indicators encourages the adoption of practices and the development of projects aimed at reducing these gas emissions by the company and maximizing value generation in light of the risks and opportunities associated with a just energy transition to a low-carbon economy. GHG Emissions O&G (million tons of CO2e): • 9M24: 32.4 • 9M25: 35.03 Operational GHG Emissions from Oil and Gas Activities The GHG – O&G indicator measures the operational emissions from oil and gas activities alone, without including emissions from operations in the thermoelectricity market. GHG – O&G emissions in 9M25 were 35 million tons, 2.6 million tons higher than in the same period of 2024. This increase of about 8% is mainly linked to the commissioning of new production units. Greenhouse Gas Emission Intensity (GHGI) 2024 9M25 E&P GHGI (kgCO2e/boe produced) 14.8 14.8 Refining GHGI (kgCO2e/CWT) 36.2 36.5 Methane Emissions Intensity (tCH4/thousand tHC) 0.20 0.21 E&P The 9M25 results reached the same performance level of 2024. The expected increase in intensity associated with the commissioning of new units, such as the Almirante Tamandaré and Alexandre de Gusmão FPSOs, was mitigated by the decarbonization actions implemented, such as the optimization of turbo-generator operation and the commissioning of FGRUs (Flaring Gas Recovery Units), a unit that recovers part of the gas that would be directed to the flare, returning it to the process. Refining The 9M25 result showed an increase of 0.3 kg CO₂e/CWT compared to 2024, which corresponds to an increase of approximately 1%. This variation is mainly due to fluctuations in the feedstock slate. Production and Sales Report 3Q25 I 15 OPERATION RESULTS Greenhouse Gas Emission Intensity – Methane Methane has a specific metric due to its significantly high global warming potential in the short term. In 9M25, results showed an increase of 0.01 tCH₄/thousand tHC compared to 2024. This increase was driven by the commissioning of new units and improvements in the identification and quantification of these emissions, according to the guidelines of the OGMP 2.0 (Oil and Gas Methane Partnership) initiative, partially offset by actions to reduce gas losses in E&P. Petrobras approves the construction of the São Tomé CCS Pilot Project, the first in Brazil, a strategic initiative to achieve the carbon neutrality ambition by 2050 The goal of the São Tomé CCS project is to capture up to 100,000 tons of CO₂ per year over three years starting in 2028, marking a milestone for technological and regulatory advances in CCUS projects in Brazil. Production and Sales Report 3Q25 I 16 EXHIBITS Exhibits EXHIBIT I - CONSOLIDATED SALES VOLUME Variation (%) Sales volume (Mbpd) 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Diesel 809 721 760 755 723 12.2 6.4 4.4 Gasoline 402 404 396 402 391 (0.5) 1.5 2.8 Jet Fuel 118 112 110 115 108 5.4 7.3 6.5 Naphtha 75 71 70 69 68 5.6 7.1 1.5 Fuel oil 18 18 24 19 29 − (25.0) (34.5) LPG 228 225 226 219 215 1.3 0.9 1.9 Others 154 163 185 159 173 (5.5) (16.8) (8.1) Oil products 1,804 1,714 1,771 1,738 1,707 5.3 1.9 1.8 Renewable, nitrogenous and others 8 5 8 7 6 60.0 − 16.7 Petroleum 167 173 150 180 151 (3.5) 11.3 19.2 Natural gas 202 179 209 184 206 12.8 (3.3) (10.7) Total domestic market 2,181 2,071 2,138 2,109 2,070 5.3 2.0 1.9 Exports of petroleum, oil products and others 1,037 874 804 893 834 18.6 29.0 7.1 Sales abroad 44 38 29 35 38 15.8 51.7 (7.9) Total external market 1,081 912 833 928 872 18.5 29.8 6.4 Grand total 3,262 2,983 2,971 3,037 2,942 9.4 9.8 3.2 EXHIBIT II - NET IMPORTS AND EXPORTS Variation (%) Thousand barrels per day (Mbpd) 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Net export (import) 723 526 494 581 514 37.5 46.4 13.0 Import 314 348 310 310 320 (9.8) 1.3 (3.1) Petroleum 134 134 149 133 161 − (10.1) (17.4) Diesel 121 122 81 103 68 (0.8) 49.4 51.5 Gasoline − 3 − 2 12 − − (83.3) Naphtha − − − − − − − − GLP 26 76 62 51 62 (65.8) (58.1) (17.7) Other oil products 33 13 18 21 17 153.8 83.3 23.5 Export 1,037 874 804 891 834 18.6 29.0 6.8 Petroleum 814 690 598 686 633 18.0 36.1 8.4 Fuel oil 175 161 161 166 154 8.7 8.7 7.8 Other oil products 48 23 45 39 47 108.7 6.7 (17.0) Production and Sales Report 3Q25 I 17 EXHIBITS In 3Q25, net exports increased 37.5% compared to the previous quarter. This result was mainly driven by higher crude oil exports, supported by increased oil production in the period, as well as growth in fuel oil and gasoline exports. Additionally, net exports benefited from lower LPG imports, due to increased production following the start‑up of the Natural Gas Processing Unit (UPGN) at the Boaventura Energy Complex, following higher demand in 2Q25. EXHIBIT III - OIL EXPORTS (*1) Country 3Q25 2Q25 (1) 3Q24 (2) China 53% 51% 39% Europe 15% 17% 30% Latam 10% 6% 11% USA 3% 8% 6% Asia (Ex China) 19% 12% 14% Caribbean 0% 3% 0% South Africa 0% 2% 0% (1) Restatement of the figures already published for 2Q25, due to divergences in the conversion of volumes. (2) Restatement of the figures already published for 3Q24, due to divergences in the conversion of volumes. In 3Q25, China and Europe basically maintained their respective shares in Petrobras’ export destinations versus 2Q25. The rest of Asia and Latin America, however, increased their shares, driven mainly by higher sales to India, South Korea, and Chile, offset by lower demand from the U.S. and the reduced competitiveness of Brazilian crudes in the Caribbean and South Africa. We also highlight the ongoing work to develop markets for pre‑salt crudes, whether through sales to new customers or by allocating new streams to existing customers. In this regard, we opened markets for pre‑salt crudes in India and Europe in 3Q25. EXHIBIT IV - OIL PRODUCTS EXPORTS (*) Country 3Q25 2Q25 (1) 3Q24 (2) Singapore 56% 63% 45% USA 28% 27% 49% Others 16% 9% 6% (1) Restatement of the figures already published for 2Q25, due to divergences in the conversion of volumes. (2) Restatement of the figures already published for 3Q24, due to divergences in the conversion of volumes. * Refers to exports according to the physical criterion of departure from the Brazilian coast Production and Sales Report 3Q25 I 18 GLOSSARY Glossary A ANEEL: The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency). Associated Gas Utilization Index (IUGA): percentage of the volume of associated gas used in relation to the total volume of associated gas produced. C Capacity Obligation Awarded in the Capacity Reserve Auction (MW): power availability that the generating agent undertakes to maintain available for the electrical system, with flexibility, ensuring the reliability of supply at times of peak demand. In Capacity Reserve Contracts in the form of power, the generating agent receives a fixed portion, associated with the contracted power availability, and a variable portion associated with the dispatch by the National System Operator (ONS). The energy associated with the generation will be the agent's resource and freely traded. CCS: Carbon capture and storage CCUS: Carbon capture, utilization and storage D Diesel-R: is an S-10 diesel with renewable content, an advanced biofuel. Diesel-R is produced from coprocessing of conventional diesel and vegetable oils using our proprietary HBIO™ technology. The renewable part of the resulting fuel (Hydrotreated Vegetable Oil or “HVO”) has the same structure as conventional diesel oil and reduces greenhouse gas emissions when compared to mineral diesel oil. Diesel S-10: is a medium oil product with a low sulphur content (10 ppm) used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and overseas, mainly aiming to supply our domestic refineries. This segment also operates through joint ventures with other companies, including interests in foreign companies. F Fresh processed feedstock: the volume of oil processed in the distillation units, consisting of oil and C5+. FGRU: Flare Gas Recovery Unit (FGRU). It allows this gas to be returned for processing in the unit, avoiding its burning and the consequent emission of greenhouse gases. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. Production and Sales Report 3Q25 I 19 GLOSSARY GHG Emissions Intensity in E&P: GHG emissions, in terms of CO₂e, from E&P activities in relation to the total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of greenhouse gas emissions per unit of barrel of oil equivalent produced and is used to analyze the carbon performance of the assets in our current and future portfolio. GHG Emissions Intensity in Refining: GHG emissions, in terms of CO₂e, from Refining activities in relation to the unit of activity called CWT (Complexity Weighted Tonne). The CWT represents a measure of activity, which takes into account both the effect of the load processed and the complexity of each refinery, allowing the potential for GHG emissions to be compared between refineries with different profiles and sizes. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio. L LNG regasification: operational volume of LNG that has been regasified and made available by Petrobras to the market at the exit of the LNG terminals, converted to the reference PCS of 9400 kcal/m³. Volumes that have been transferred from methane ships to regasification ships but have not yet been regasified are not included in this measure. M Mboed: Thousand barrels of oil equivalent per day Mbpd: Thousand barrels per day Methane Emissions Intensity: The indicator uses the IOGP metric, which represents the ratio between methane emissions and total operated hydrocarbon production. N National gas delivery: operational volume of processed natural gas (dry), of national origin (onshore or offshore), made available by Petrobras to the market at the exit of the natural gas processing units, converted to the reference PCS of 9400 kcal/m³. It includes both gas from Petrobras' own production and gas purchased from partners. It does not include the volumes of gas belonging to agents who directly contract the processing service at the units. NGL: Natural Gas Liquids, the liquid resulting from the processing of natural gas and containing the heaviest gaseous hydrocarbons. NGL processed feedstock: the volume of NGL processed in refining units. R Reference feedstock: maximum sustainable feedstock of oil reached in the distillation units at the end of the period, respecting the design limits of the equipment and the requirements of safety, the environment and product quality. It is less than the capacity authorized by the ANP (including temporary authorizations) and environmental agencies. Production and Sales Report 3Q25 I 20 GLOSSARY Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. S Sale of Capacity Reserve at Auction (MWavg): amount of power the generating agent undertakes to keep available to the electrical system, ensuring the reliability of supply at times of peak demand or supply restrictions. In Capacity Reserve Contracts of power, the agent receives a fixed portion, associated with the availability of the contracted power, and a variable remuneration, linked to the plant's energy generation costs when dispatched by the National System Operator (ONS). T Total commercial production: Production of oil, NGL and commercial natural gas (excluding the volume of natural gas reinjected and not marketed). Total distillation feedstock: the feedstock of distillation units, consisting of oil, C5+, residues and reprocessing, including terminals. Total operated production: Production from a gas or oil field, including Petrobras' interest and the interest of partners. Total production: Production of oil, NGL and natural gas (takes into account the volume of natural gas reinjected and not sold). Total utilization factor of the refining park: percentage utilization of the refining park in relation to its reference feedstock. It takes into account all the cargo in the distillation units, consisting of oil, C5+, residues, reprocessing, including terminals. Tupi Asset: includes the area of the Tupi Shared Reservoir and the Iracema Area. V VLSFO: Very Low Sulfur Fuel Oil. Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer